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UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:

June 2003

Commission File Number:

000-49605

Commander Resources Ltd.

(Formerly Major General Resources Ltd.)

(Name of Registrant)

1550 – 409 Granville Street, Vancouver, B.C. V6C 1T2

(Address of principal executive offices)

1.  News release, February 3, April 29, May 29, June 4, and June 23, 2003

2.  Notice, Information Circular and Proxy

3.  BC Form 51-901F, Schedule A (financial statements) incorporated in Form 20F.

4.  BC Form 51-901F, Schedule B and C, December 31, 2002

4.  BC Form 51-901F, Schedules A, B and C, March 31, 2003

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F......... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required  to  respond unless the  form displays a currently valid OMB control number.

Date: February 3, 2003 TSX Venture Exchange: CMD Shares Issued: 17,328,831 News Release #03-02

COMMANDER RESOURCES AND DIAMONDS NORTH

NAME MICHAEL LEE CONTROLLER

Vancouver, February 3rd, 2003 - Commander Resources Ltd (CMD-TSX Venture) and Diamonds North Resources Ltd (DDN-TSX Venture) announce the appointment of Mr. Michael Lee as Controller.

Mr. Lee is a CGA with ten years experience in public and corporate accounting.  For the last three years, Mr. Lee served as controller for Manex Services Limited and Varshney Capital Group.  These two companies provided management services for a number of publicly listed companies on the TSX and TSX Venture Exchanges.  Mr. Lee has been involved with public financing, quarterly filings and listing applications.  His experience is complemented by six years in public practice.  Mr. Lee articled at Wolrige Mahon, CA and later moved on to Dale Matheson Carr-Hilton, CA.

“We anticipate Mr. Lee, in addition to satisfying Commander’s accounting requirements will assist management in satisfying the increasing financial reporting and regulatory requirements” said William Coulter.

“We are very pleased to have Mr. Lee join Diamonds North at this time.  We welcome Michael’s experience as we continue to expand the company and advance our diamond projects” said Mark Kolebaba

Commander Resources Ltd is an exploration company specializing in precious metals, nickel and base metals prospects across Canada.

Diamonds North Resources Ltd. is a diamond exploration company with eight projects covering over 1 million acres of land in Canada’s Nunavut and Northwest Territories.  Six projects are located on Victoria Island; one project is adjacent to the De Beers /Mountain Province Kennady Lake advanced stage discovery and one project is near the Drybones kimberlite in the Northwest Territories.

For more information, please contact:

William Coulter, President & CEO

Commander Resources Ltd.

1550-409 Granville Street

Vancouver, B.C. V6C 1T2

Tel. (604) 685-5254 Fax (604) 685-2814

info@commanderresources.com

www.commanderresources.com

For more information, please contact:
Mark Kolebaba, President

Nancy Curry, Manager Corporate Communications

Diamonds North Resources Ltd.

1550-409 Granville Street

Vancouver, B.C. V6C 1T2

Tel. (604 689-2010 Fax (604) 685-2814

info@diamondsnorthresources.com

www.diamondsnorthresources.com

1550 - 409 Granville Street Vancouver, B.C. V6C 1T2 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: April 29, 2003 TSX Venture Exchange: CMD Shares Issued: 17,728,830 News Release #03-03

SVB PROJECT AIRBORNE GEOPHYSICS UNDERWAY

Mr. Bernard Kahlert reports Commander Resources Ltd. has been advised that a 2,200 line kilometre MegaTEM survey has begun on the eastern half of the South Voisey Bay Project. MegaTEM is a deep penetrating airborne electromagnetic and magnetic survey. The survey is designed to detect conductors to a depth of 300 to 400 metres on a virtually unexplored portion of the property, which has only been covered by a shallow penetrating (less than 100 metres) helicopter borne electromagnetic and magnetic survey. This portion of the property is prospective for nickel sulphides associated with blind olivine gabbro intrusive bodies and related feeder systems. The MegaTEM survey will be followed by widely spaced AMT electromagnetic ground geophysics on selected areas of the property to explore for nickel bearing massive sulphides associated with known olivine gabbros and their related feeder systems.

A newly developed ground electromagnetic sensor, known as the SQUID B-field sensor, will be used in conjunction with the Crone 24-bit time-domain electromagnetic system on selected areas of the property where there are known high grade massive sulphides. This technology was developed specifically for Falconbridge Limited and has been successful at discriminating high conductance nickel bearing sulphides at much greater depths relative to conventional time domain electromagnetic technology. The objective of the survey is to locate larger bodies of high grade massive sulphide associated with steeply dipping feeder systems beneath the relatively flat lying olivine gabbro sills. The SQUID system will also be used to locate more accurately any MegaTEM and AMT electromagnetic anomalies. Weather permitting, the AMT and SQUID surveys are expected to begin by mid to late June.

Any high priority anomalies will be selected for diamond drilling. The 2003 program is being carried out by Falconbridge Limited. Falconbridge can earn a 50% interest in the entire South Voisey Bay Project by spending $23 million on exploration over a five-year period. Falconbridge had spent approximately $2.3 million by the end of 2002 and is required to spend an additional $1.7 million in 2003 to maintain its option.

Most of the 42 square kilometre Sarah Lake Property will be covered by the survey.  This property under option to Falconbridge is held in the Donner/Commander joint venture in which Commander has a 48% interest.

Bernard H. Kahlert

Director

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
www.commanderresources.com
Email info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

1550 - 409 Granville Street Vancouver, B.C. V6C 1T2 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: May 29, 2003 TSX Venture Exchange: CMD Shares Issued: 17,728,830 News Release #03-04

Summary Report of First Quarter

VANCOUVER, May 29 – Commander Resources Ltd. has released its B.C. Form 51-901F first quarter report containing financial statements in Canadian funds, prepared without audit, for the three months ended March 31, 2003.  Pursuant to the requirements of National Instrument 54-102, this news release provides a reasonable summary of the information contained in the quarterly report.  Concurrently with this news release the Company is filing the quarterly report with the regulatory authorities through SEDAR (www.sedar.com) and has mailed it to shareholders whose names appear on the Company’s supplemental list.

Commander continued to search for and evaluate mineral exploration opportunities during the quarter.  The following is a summary of the Company’s major active properties.

On September 7, 2001, the Company/Donner Minerals Joint Venture (48%/52% respectively) granted Falconbridge Limited (“Falconbridge”) an option to earn a 50% interest in the 35.5 square kilometre Sarah Lake property, Labrador.  To earn in, Falconbridge must spend $4,000,000 over five years.  In 2002 Falconbridge, as the exploration manager, conducted detailed geophysical surveys over parts of Sarah Lake as well as its adjacent property interests in the area.  On April 29th, 2003, Falconbridge commenced an airborne geophysical survey which will be followed by ground geophysical surveys in early summer.

The Adlatok 1 project, Labrador, which adjoins the Company’s Sarah Lake claims consists of 100 claims.  The Company is the operator and has a 52% interest in the project.  An extensive highly contaminated gabbro was recently discovered and will be investigated this summer using geophysical surveys.

The Sally project, Labrador, which adjoins the Company’s Sarah Lake claims is 100% owned by the Company and consists of 36 claims.  The property lies adjacent to Adlatok 1.  Recently discovered extensive highly contaminated gabbro will be investigated this summer using geophysical surveys.

In 2002, Hudson Bay Exploration & Development completed a large drill program for volcanogenic copper-zinc rich massive sulphides on the Company’s Green Bay property, Newfoundland.  Although significant base metal zones were encountered, Hudson Bay Exploration & Development’s parent, Anglo American PLC, discontinued worldwide exploration for VMS deposits.  The Company received a notice of termination together with the required property reports.  Initial review of reports, drilling and geophysics indicates the presence of a number of untested targets.  The Company tested several of these in late 2002.  Again, significant sulphide zones containing zinc and copper minerals were encountered, however no economic intervals were intercepted.

The Hammerdown gold mine, Newfoundland, which was sold by the Company to Richmont Mines Inc., is producing approximately 4,000 oz of gold per month.  The Company drilled four holes to test for extensions of the nearby Orion Gold deposit.  These holes encountered up to 9 gmT/Au over 20cm, however no economic intervals were encountered.

The potential for additional work on the Despinassy gold property located near Val d’Or, Quebec is under review.  Cameco Gold Inc. (“Cameco”), the operator and 70% joint venture partner, has closed its Canadian exploration office and is currently offering its interest for sale.  The Company owns the other 30% joint venture interest in the project.  The Company has first right of refusal if Cameco reaches an agreement on the property.

Subsequent to the end of the period, on April 29, 2003, the Company reported that a 2,200 line kilometre MegaTEM survey had begun on the eastern half of the South Voisey Bay Project (“SVB”) which includes the Company’s Sarah Lake property, Labrador.  MegaTEM is a deep penetrating airborne electromagnetic and magnetic survey designed to detect conductors up to a depth of 300 to 400 metres.  The airborne geophysics survey is part of Falconbridge Limited 2003 program that may include diamond drilling of high priority anomalies.  Falconbridge Limited has an option to earn a 50% interest in the SVB Project.

For late spring 2003, the Company has planned limited exploration programs on the Adlatok 1, Sally, and Satellite nickel projects in Labrador.  The Company will continue to investigate several gold exploration prospects which it will consider for potential exploration in the summer of 2003.

During fiscal 2002, the Company incurred several one time costs for the reorganization of the Company.  The reorganization included:

•

an arrangement agreement and subsequent public listing of its former 100% owned subsidiary Diamonds North Resources Ltd. (“Diamonds North”);

•

the consolidation of the Company’s share capital on a 1 for 3 basis; and

•

the change of the Company’s name.

The impact of these one time costs is noticeable in comparing the current period operating expenses with the comparative fiscal period. One time costs associated with the reorganization were included in investor relations and promotion, audit and accounting, annual report and meeting, and legal.

The Company’s loss for the three month period ended March 31, 2003, of $37,350, a $247,716 decrease from the $285,066 loss for same period in fiscal 2002.  Basic and diluted loss per share for the period is $0.002(comparative period in fiscal 2002 - $0.018).  The Company’s decrease in net loss is largely composed of:

•

a $76,565 increase in revenues due to the Company’s production interest in the Hammerdown/Rumbullion Gold Deposit.

•

a $141,373 decrease in general and administrative expense due primarily one time cost associated with the reorganization of the Company in fiscal 2002.

•

a $29,783 decrease in property investigation cost.

During the period the Company incurred a total of $17,274 in investor relations and promotion expense.  Under mineral property expenditures, the Company incurred $47,742 in exploration costs of which $41,265 was for geology.  Geology costs reflect the evaluation and planning for exploration programs to be conducted in the Spring and Summer of 2003.  At March 31, 2003, the Company had $2,315,712 (December 31, 2002 - $2,123,911) in working capital which is sufficient to achieve the Company’s planned business objectives for fiscal 2003.

William J. Coulter

President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

1550 - 409 Granville Street Vancouver, B.C. V6C 1T2 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: June 4, 2003 TSX Venture Exchange: CMD Shares Issued: 17,728,830 News Release #03-05

SVB PROJECT UPDATE

Vancouver, B.C. - Commander Resources Ltd. (CMD: TSX Venture Exchange) (the ‘Company’) announces that further to the Company’s news release of April 29, 2003, the preliminary interpretation of the deep penetrating airborne MegaTEM survey over the South Voisey Bay Project has been received.  The survey has identified nine conductive trends which will now be subject to ground geophysical follow-up to select and accurately locate targets for diamond drilling.

In the North Gabbro area, on ground held by Commander/Donner, SVB Nickel Company Ltd. (‘SVBN’), Donner/Northern Abitibi and SVBN/Pallaum, there are six conductive trends that have been identified by the MegaTEM survey.  Significant portions of three of these trends are located on Commander/Donner’s Sarah Lake property.  The ground follow-up will consist of deep sensing AMT electromagnetic (‘EM’) ground geophysics to be followed by large loop EM surveys (UTEM).  These ground follow-up surveys will be in the general area of the highest grades and nickel tenors intersected on the SVB Project to date.  High priority anomalies will be selected for diamond drilling.

The 2003 program is being carried out by Falconbridge Limited.  Falconbridge can earn a 50% interest in the entire South Voisey Bay Project, which includes four ownership blocks, by spending $23 million on exploration over a five-year period.  Falconbridge had spent approximately $2.3 million to the end of 2002 and is required to spend an additional $1.7 million in 2003 to maintain its option.

On the Commander/Donner joint venture property Falconbridge can earn a 50% interest by spending $4 million on exploration between 2001-2006.  The property is currently owned 48% Commander and 52% by Donner.  After earn-in Falconbridge will own 50%, Commander 24% and assuming Teck exercises its Donner back-in rights Teck and Donner will each have 13%.

William J. Coulter

President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

1550 - 409 Granville Street Vancouver, B.C. V6C 1T2 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: June 23, 2003 TSX Venture Exchange: CMD Shares Issued: 17,728,830 News Release #03-06

BAFFIN ISLAND GOLD EXPLORATION

Vancouver, B.C. - Commander Resources Ltd. (CMD: TSX Venture Exchange) announces that it has entered into option agreements with BHP Billiton Diamonds Inc., to explore for gold on 50,000 hectares of Nunavut Tunngavik Incorporated leases and sixteen Nunavut Exploration Permits covering just under 400,000 hectares all on Baffin Island, Nunavut.

Recent central Baffin Island exploration programs designed for base metals resulted in BHP Billiton discovering extensive gold mineralization with values up to 45g/t gold.  Gold is mostly hosted by cherty iron formation with associated arsenic and base metal values.

As BHP Billiton’s focus is base metals, gold sampling and evaluation was preliminary in nature.  The opportunity for a large gold deposit has been demonstrated and Commander has obtained the right to search for such a deposit on BHP Billiton controlled lands.

Commander will spend over $300,000 this summer on prospecting, sampling and geophysical surveys.  By spending $10,200,000 over nine years Commander can earn 100% in any gold discovered subject to a floating net smelter return royalty of 1-3% based on gold prices, payable to BHP Billiton, and a twelve percent royalty on Net Profits payable on production from the Nunavut Tunngavik Incorporated leases.

On mineral discoveries, other than gold, BHP Billiton has a back-in rights.

Commander Resources was created in 2002 when Major General Resources Ltd. split out its diamond interests to Diamonds North Resources Ltd. and rolled back its shares on the basis of one Commander share for each three shares of Major General.  Commander Resources is concentrating on exploring for gold, base metals and nickel.

William J. Coulter

President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

COMMANDER RESOURCES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

TAKE NOTICE that the Annual General Meeting of the Members of COMMANDER RESOURCES LTD. (hereinafter called the “Company”) will be held at Suite 1550, 409 Granville Street, Vancouver, British Columbia, on:

THURSDAY, MAY 22, 2003

at the hour of 10:00 a.m. (Pacific time) for the following purposes:

1.

To receive the Report of the Directors;

2.

To receive the financial statements of the Company for its fiscal year ended  December 31, 2002 and the report of the Auditors thereon;

3.

To appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

4.

To determine the number of directors for the ensuing year at four;

5.

To elect directors;

6.

To transact such other business as may properly come before the Meeting.

Accompanying this Notice are an Information Circular, Form of Proxy, supplemental return card and audited financial statements prepared to December 31, 2002.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead.  If you are unable to attend the Meeting, or any adjournment thereof, in person, please read the Notes accompanying the Form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes.  The enclosed Form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, B.C., as of this 17th day of April, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

“William J. Coulter”

WILLIAM J. COULTER

President

COMMANDER RESOURCES LTD.

INFORMATION CIRCULAR
Containing information as at April 17, 2003

This Information Circular accompanies the Notice of the May 22, 2003 Annual General Meeting of Members of COMMANDER RESOURCES LTD. (hereinafter called the “Company”), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

PERSONS OR COMPANIES
MAKING THE SOLICITATION

THE ENCLOSED PROXY IS BEING SOLICITED BY MANAGEMENT OF THE COMPANY.  Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  The Company may reimburse members’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

Advance Notice of the Annual General Meeting was published in "The Vancouver Sun" newspaper on February 19, 2003 pursuant to the requirements of Section 111 of the Company Act of the Province of British Columbia.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are Directors of the Company.  A Member desiring to appoint some other person (who need not be a Member) to represent him at the Meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the Form of Proxy or by completing another proper Form of Proxy and in either case delivering the completed Proxy to the office of CIBC Mellon Trust Company, Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

The Instrument of Proxy must be dated and be signed by the Member or by his Attorney in writing, or, if the Member is a corporation, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Member may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Member present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered shareholders” because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.  More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either:  (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to CIBC Mellon Trust Company as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares, which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly.  The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS.  The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SHARES AND
PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value.  There is one class of shares only.  There are issued and outstanding 17,728,830 common shares as at April 17, 2003.  At a General Meeting of the Company, on a show of hands, every member present in person and entitled to vote and every proxyholder duly appointed by a holder of a share who would have been entitled to vote shall have one vote and, on a poll, every member present in person or represented by proxy shall have one vote for each share of which such member is the registered holder.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

ELECTION OF DIRECTORS

Each Director of the Company is elected annually and holds office until the next Annual General Meeting of the Members unless that person ceases to be a Director before then.  In the absence of instructions to the contrary the shares represented by proxy will be voted for the nominees herein listed.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.  IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

Management proposes that the number of directors for the Company be determined at four for the ensuing year subject to such increases as may be permitted by the Articles of the Company, and the Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees are as follows:

Name, Municipality of Residence and Office Held[1]	Principal Occupation or Employment[1]	Date of Appointment	Holdings in Securities of the Issuer[1]
William J. Coulter[2] W. Vancouver, B.C. President & Director	President, Major General Resources Ltd., August 1999 to present; President, Binjas Holdings Ltd., May 1982 to present.	July, 1, 1991	Common Options	178,649[3] 450,000
Bernard H. Kahlert W. Vancouver, B.C. Vice President & Director	Vice President & Director, Major General Resources Ltd., June 1998 to present.	June 10, 1998	Common Options	99,116 450,000
Albert F. Reeve[2] Gibsons, B.C. Director	Professional Engineer; President, Albert F. Reeve Limited, January 1974 to present.	January 24, 2003	Common Options	18,000 150,000
Victor A. Tanaka[2] N. Vancouver, B.C. Director	President, Fjordland Minerals Ltd., June 1996 to present; President, Pathfinder Resources Ltd., December 1993 to present.	January 18, 1993	Common Options	96,762 150,000

1This information has been furnished by the respective nominees.

2Member of the Company's Audit and Compensation Committees.

359,250 of these shares are registered in the name of Binjas Holdings Ltd. and 76,316 of these shares are registered in the name of Jay Willy Trading Co. Ltd., both non-reporting companies, controlled by William J. Coulter.

The Company has an audit committee, consisting of three members as set out in the table above.

REMUNERATION OF MANAGEMENT

For purposes of this section:

“Named Executive Officer” of the Company means an individual who at any time during the year was the chairman or a vice-chairman of the board of directors, where such person performed the functions of such office on a full-time basis, the president, any vice-president in charge of a principal business unit such as sales, finance or production, or any officer of the Company or other person who performed a policy-making function of the Company;

“SAR” or “stock appreciation right” means a right, granted by the Company or any of its subsidiaries, as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of its securities; and

“LTIP” or “long term incentive plan” means any plan which provides compensation intended to serve as an incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans.

The following table is a summary of the compensation paid to the chief executive officer of the Company and each Named Executive Officer who earned over $100,000 in total salary and bonus during the three most recently completed financial years, for services rendered to the Company or a subsidiary of the Company.

EXECUTIVE COMPENSATION

As at year end, the Company had two Named Executive Officers. The following table sets forth the compensation awarded or paid to, or earned by the Named Executive Officers during the financial year ended December 31, 2002.

SUMMARY COMPENSATION TABLE

Name & Principal Position	Year (1)	Salary ($)	Bonus ($)	Other Annual Compensation	No. Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts ($)	All Other Compensation $
W.J. Coulter President & Director	2002 2001 2000	$100,800 $96,000 $96,000	Nil Nil Nil	Nil Nil Nil	450,000 800,000 710,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
B.H. Kahlert Vice President & Director	2002 2001 2000	$67,390 $100,800 $100,800	Nil Nil Nil	Nil Nil Nil	450,000 925,000 800,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

LONG TERM INCENTIVE PLAN AWARDS

The Company does not have any long term incentive plan awards.

OPTION AND SARS

There were no individual grants of options under the Company’s Stock Option Plan and no stock appreciation rights ("SARs") made during the financial year ended December 31, 2002 to each of the named executive officers.

There were no stock option exercises made by the named executive officers during the year ended December 31, 2002.

Pursuant to a reorganization of the Company and consolidation of its share capital on a 1 for 3 basis, all outstanding options were also consolidated on a 1 for 3 basis and their respective exercise prices were adjusted to $0.23 per share.

The Company does not have any stock appreciation rights agreements.

PENSION PLANS

The Company does not have any pension plans.

TERMINATION OF EMPLOYMENT, CHANGE IN
RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The Company does not have any contracts or arrangements which provide for compensation in the event of termination of employment or change in employment responsibilities.

COMPOSITION OF COMPENSATION COMMITTEE

The Company's Compensation Committee is made up of three Directors.  A meeting is held annually to review compensation for personnel and recommendations made to management.

COMPENSATION OF DIRECTORS

No compensation was paid or distributed to directors in return for acting as such during the year ended December 31, 2002.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS TO THE COMPANY

No director or senior officer of the Company, proposed management nominee for election as a director of the Company nor any associate or affiliate of any of them is or has been indebted to the Company at any time during the Company's last completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular, and other than transactions carried out in the normal course of business of the Company since January 1, 2001, being the commencement of the Company's last completed financial year, no director or senior officer of the Company, proposed nominee for election as a director of the Company, nor any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company, nor any associate or affiliate of any of them had any material interest, direct or indirect, in any transaction or proposed transactions which has materially affected or would materially affect the Company.

APPOINTMENT OF AUDITOR

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of G. Ross McDonald, Chartered Accountant, as auditor of the Company and to authorize the directors to fix his remuneration.

MANAGEMENT CONTRACTS

The Company has no management contracts with any of its officers.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no director or senior officer of the Company nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of them, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular.  However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

DATED at Vancouver, British Columbia, as of this 17th day of April, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

"William J. Coulter"

William J. Coulter
President

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

COMMANDER RESOURCES LTD.

TO BE HELD AT

1550-409 GRANVILLE STREET,
VANCOUVER, B.C. V6C 1T2

ON WEDNESDAY, MAY 22, 2003 AT 10:00 AM

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, WILLIAM J. COULTER, a Director of the Company, or failing this person, BERNARD H. KAHLERT, a Director of the Company, or in the place of the foregoing, ___________________________________________(print the name), as proxyholder for and on behalf of the  Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________________

DATE SIGNED:___________________________

THIS PROXY MUST BE SIGNED AND DATED.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of G. Ross McDonald as auditor of the Company		N/A
2. To authorize the Directors to fix the Auditors’ remuneration			N/A
3. To determine the number of Directors at four			N/A
4. To elect as Directors William J. Coulter Bernard H. Kahlert Albert F. Reeve Victor A. Tanaka		N/A N/A N/A N/A
5. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions			N/A

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.  This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.   A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.   The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.   If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "CIBC MELLON TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of CIBC Mellon Trust Company is Suite 1600, 1066 West Hastings Street,
Vancouver, British Columbia, V6C 3K9, and its fax number is (604) 688-4301.

FORM 4G

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re:  Commander Resources Ltd.

 (the “Issuer”).

Month in which stock options have been granted or amended: January 2003__________.

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer/Employee/ Consultant	Date of Grant	No. of Optioned Shares	Exercise Price	Expiry Date
Bridget Bielec	Jan 24/03	Employee	Jan 24, 2003	8,334	$0.20	Jan 23, 2008
Maynard Brown	Jan 24/03	Officer	Jan 24, 2003	50,000	$0.20	Jan 23, 2008
William J. Coulter	Jan 24/03	Director/Officer	Jan 24, 2003	233,334	$0.20	Jan 23, 2008
Janice Davies	Jan 24/03	Officer	Jan 24, 2003	109,667	$0.20	Jan 23, 2008
Lynn Grexton	Jan 24/03	Consultant	Jan 24, 2003	20,001	$0.20	Jan 23, 2008
Bernard H. Kahlert	Jan 24/03	Director	Jan 24, 2003	225,001	$0.20	Jan 23, 2008
Maureen Mackie	Jan 24/03	Employee	Jan 24, 2003	16,667	$0.20	Jan 23, 2008
Jonathan Rubenstein	Jan 24/03	Director	Jan 24, 2003	66,668	$0.20	Jan 23, 2008
Victor A. Tanaka	Jan 24/03	Director	Jan 24, 2003	66,668	$0.20	Jan 23, 2008
Patricia Tanaka	Jan 24/03	Employee	Jan 24, 2003	20,000	$0.20	Jan 23, 2008
Albert Reeve	Jan 24/03	Director	Jan 24, 2003	150,000	$0.20	Jan 23, 2008

Total number of optioned shares proposed for acceptance: 966,340

.

•

Date shareholder approval was obtained for the Stock Option Plan: June 14, 2001_________.

•

Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan:_735,001__________________________________.

Amended Options:

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date

•

If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: ______________________________.

DECLARATION

The undersigned hereby certifies that:

1.

The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2.

The Issuer is not an Inactive Company as defined in Policy 2.6 –Inactive Issuers and Reactivation.

3.

The Filing is either in all respects in accordance with Exchange Policy 4.4 – Incentive Stock Options, in effect as of the date of this Declaration, or any deviations are indicated herein.

4.

As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Dated

February 4, 2003

.

William J. Coulter

Name of Director or Senior Officer

Signature

President

Official Capacity

BC FORM 51-901F

Quarterly and Year End Report

Incorporated as part of:		Schedule A

	X	Schedules B & C
ISSUER DETAILS:

For Quarter Ended:		December 31, 2002
Date of Report:		April 14, 2003

Name of Issuer:		COMMANDER RESOURCES LTD. (formerly Major General Resources Ltd.)
Issuer’s Address:		1550 – 409 Granville Street
Vancouver, B.C. V6C 1T2
Issuer’s Fax Number:		(604) 685-2814
Issuer’s Phone Number:		(604) 685-5254

Contact Person:		WILLIAM J. COULTER
Contact Position:		PRESIDENT
Contact Telephone Number:		(604) 685-5254
Contact E-mail:		info@commanderresources.com
Web Site Address:		www.commanderresources.com

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Quarterly Report will be provided to any shareholder who requests it.  Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

WILLIAM J. COULTER	“William J. Coulter”	03/04/14
Name of Director	Signed (typed)	Date Signed (YY/MM/DD)

VICTOR A. TANAKA	“Victor A. Tanaka”	03/04/14
Name of Director	Signed (typed)	Date Signed (YY/MM/DD)

COMMANDER RESOURCES LTD.

(formerly Major General Resources Ltd.)

Form 51-901F Schedule B

December 31, 2002

1.

Analysis of Expenses and Deferred Costs:

(a)

Breakdown of Investor relations and promotion expense

Consulting	$31,000
Conferences, trade shows and travel	30,484
Media	18,825
Administration	15,001
Promotion	20,165
$115,475

(b)

For a breakdown of mineral property expenditures, please refer to Schedule A.

2.

Related Party Transactions:

(a)

Included in marketable securities are 1,280,000 common shares of Diamonds North Resources Ltd. (“Diamonds North”), a company related by virtue of a common director and 167,647 common shares of Fjordland Exploration Inc., a company related by virtue of another common director.

(a)

At December 31, 2002, the Company has a note receivable in the amount of $170,000 plus accrued interest of $13,920 payable from Diamonds North.

(b)

The Company shares certain administrative costs with two other companies related by virtue of a common director.  Included in accounts receivable is an aggregate of $10,498 owed by those companies for shared administrative expenses. Also included in due from related parties is an amount of $142,777 owed by Diamonds North for costs paid by the Company on behalf of Diamonds North.

(c)

The Company paid legal fees in the aggregate of $22,218 to a law firm of which an officer of the Company is a partner.

3.

(a)

Summary of Securities Issued During the Year:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price per Share	Total Proceeds ($)	Type of Consideration	Commission Paid ($)
Feb. 1, 2002	Common	Warrant exercise	44,000	$0.10	$4,400	Cash	-
Feb. 8, 2002	Common	Private placement	1,600,000	$0.10	160,000	Cash	-
Feb. 8, 2002	Common	Finders fee	100,000	-	-	Issue Cost	-
Feb. 13, 2002	Common	Warrant exercise	100,000	$0.10	10,000	Cash	-
Feb. 14, 2002	Common	Warrant exercise	300,000	$0.10	30,000	Cash	-
Feb. 22, 2002	Common	Warrant exercise	100,000	$0.10	10,000	Cash	-
Feb. 25, 2002	Common	Private placement	6,666,667	$0.15	1,000,000	Cash	-
Feb. 25, 2002	Common	Finders fee	500,000	-	-	Issue Cost	-
Feb. 28, 2002	Common	Warrant exercise	136,500	$0.10	13,650	Cash	-
Mar. 1, 2002	Common	Warrant exercise	300,000	$0.10	30,000	Cash	-
Apr. 5, 2002	Common	Stock option exercise	40,000	$0.10	4,000	Cash	-
Total (pre-consolidation			9,887,167		$1,262,050		$Nil

On May 3, 2002, the Company completed a one (new share) for three (old share) consolidation.

COMMANDER RESOURCES LTD.

(formerly Major General Resources Ltd.)

Form 51-901F Schedule B

December 31, 2002

(b)

Summary of Stock Options Granted During the Year:

Date of Grant	Number of Options	Name of Optionee	Exercise Price	Expiry Date
Jan. 11, 2002	30,000	Consultant	$0.23	Jan. 10, 2003
Jan. 11, 2002	33,333	Employee	$0.23	Jan. 10, 2007
Dec. 18, 2002	50,000	Employee	$0.17	Dec. 19, 2007
Total	113,333

4.

(a)

Authorized Share Capital:

100,000,000 common shares without par value.

(b)

Issued and Outstanding Share Capital at December 31, 2002:

17,328,831 common shares without par value.

(c)

Stock Options Outstanding at December 31, 2002:

Number of Shares	Expiry Date	Weighted Average Exercise Price
30,000	January 10, 2003	$0.23
379,998	July 26, 2003	$0.23
8,333	December 09, 2003	$0.23
269,330	December 14, 2004	$0.23
324,331	September 11, 2006	$0.23
33,333	January 10, 2007	$0.23
50,000	December 19, 2007	$0.17
1,095,325

Warrants Outstanding at December 31, 2002:

Number of Shares	Expiry Date	Price Per Share
566,666	January 15, 2003	$0.23
2,388,888	February 28, 2003/04	$0.43/0.505
2,955,554

(d)

Escrow or Pooled Shares at December 31, 2002:

None

5.

Directors and Officers:

William J. Coulter, President and Director

Bernard H. Kahlert, Vice President Exploration and Director

Jonathan A. Rubenstein, Director

Victor A. Tanaka, Director

Albert F. Reeve, Director (appointed January 24, 2003)

Janice Davies, Corporate Secretary

Maynard E. Brown, Assistant Corporate Secretary

COMMANDER RESOURCES LTD.

(formerly Major General Resources Ltd.)

Form 51-901F Schedule B

December 31, 2002

MANAGEMENT DISCUSSION

1.

Description of Business

Commander Resources Ltd. (“the Company”) is engaged in the exploration of prospective gold, nickel and base metals properties in Canada.  The Company’s principal properties include the 48% interest in the Sarah Lake joint venture in Labrador (nickel prospect) and the 100% interest in the Green Bay property in Newfoundland (gold and base metal prospect).

2.

Discussion of Operations and Financial Condition

(a)

General Discussion

Company Restructuring

On March 4, 2002 the Company entered into an Arrangement Agreement with it’s then wholly owned subsidiary, Diamonds North Resources Ltd. (“Diamonds North”), in order to implement a statutory procedure known as an arrangement (the “Arrangement”) under Section 252 of the Company Act (British Columbia).  The purpose of the Arrangement was to restructure the Company by transferring certain of its mineral property interests to Diamonds North in consideration of Diamonds North assuming the ongoing obligations of the Company with respect to the properties thereof and a gross overriding royalty payable to the Company of up to 1% of production on certain of the transferred properties.

On May 3, 2002 the Company consolidated its share capital on a 1 for 3 basis and changed its name from Major General Resources Ltd. (“Major”) to Commander Resources Ltd. (“Commander”).  Pursuant to the Arrangement, each 3.5 issued and outstanding post consolidated common shares of the Company were exchanged for 3.5 new common shares of Commander and one reorganization share of Commander.  All of the reorganization shares of Commander were transferred to Diamonds North and in exchange, Diamonds North issued 4,951,032 common shares to the shareholders of Commander.  Commander then redeemed all of the reorganization shares held by Diamonds North by transferring its interest in certain of its mineral properties to Diamonds North at an ascribed value of $1,484,840.

Diamonds North completed an initial public offering and on July 15, 2002 the common shares of Diamonds North were listed for trading on the TSX Venture Exchange.  The Company, as had Major, continues to trade as a Tier 1 Company on the TSX Venture Exchange.

Financial Operations

For the year ended December 31, 2002, the Company’s net loss of $44,024 (2001 - $168,534) was a $124,510 decrease from fiscal 2001.  Basic and diluted loss per share remained the same as fiscal 2001 at $0.01 per share due to the issuance of new common shares during the year.  The Company’s decrease in net loss is largely composed of:

•

a $189,816 increase in revenues due to the $202,785 (2001 - $Nil) royalties received from Richmont Mines Inc.

•

a $176,471 increase in general and administrative expense due primarily to the reorganization of the Company and the Arrangement with Diamonds North.

•

a $95,906 increase in future income tax benefits which reflects a reduction in the Company’s potential future tax liability.

COMMANDER RESOURCES LTD.

(formerly Major General Resources Ltd.)

Form 51-901F Schedule B

December 31, 2002

(a)

General Discussion (continued)

On March 3, 2000, the Company completed the sale of the Hammerdown/Rumbullion Gold Deposit for $3.4 million dollars and an additional $600,000 in royalties to be paid at a rate of $10 per ounce of gold for production between 70,000 and 130,000 ounces.  During fiscal 2002, the Company received $202,785 (2001 - $Nil) in royalties revenue from Richmont Mines Inc. and anticipates receiving the remaining balance of the royalty by the end of fiscal 2003.

For the year ended December 31, 2002, general and administrative expenses of $631,687 (2001 - $455,216) was a $176,471 increase over fiscal 2001. As noted above in “Company restructuring”, the Company incurred several one-time increases in expenses due to the reorganization of the Company and the Arrangement with Diamonds North. Direct expenses associated with the Company restructuring include increased audit and accounting, annual report and meeting, legal, transfer agent and regulatory fees.  An additional expense associated with the restructuring was a $76,467 increase in investor relations and promotion expense.  During the year, the Company informed its shareholders and promoted the benefits of the reorganization and it’s Arrangement with Diamonds North.

Other non-operating income includes investment income of $496,702 (2001 - $77,060) which includes the receipt of 890,000 shares of Diamonds North, received as a bonus for providing a working capital loan, valued at $445,000.  Other non-operating expense includes the write down of mineral properties of $456,298 (2001 - $24,771).  During 2002, management of the Company estimated the carrying value of the Despinassy Gold property in Quebec to be $100,000 and wrote the property down by $328,507.  The other significant mineral property write down for $74,636 is the Hartts Lake property in New Brunswick.

During the year ended December 31, 2002, the Company incurred $8,809 in acquisition costs and $322,863 in exploration costs, net of recoveries.  As part of the Company’s restructuring, the Company transferred to Diamonds North the Misty Lake, Northwest Territories and Victoria Island, Nunavut properties for an ascribed value of $1,484,840.

Outlook for 2003

For late Spring 2003, the Company has planned two limited exploration programs on the Adlatok 1 and Sally properties in Labrador.  With the financial market’s renewed interest in gold, the Company sees potential in it’s 100% owned Orion gold deposit located on the Green Bay property in Newfoundland.  The Company will continue to investigate several gold exploration prospects which it will consider for potential exploration in the Summer of 2003.

(b)

Acquisition and Exploration Expenses on Mineral Properties

Management of the Company regularly reviews the status of its exploration projects and mineral properties on an ongoing basis. Deferred exploration expenses attributable to projects and properties that are abandoned or no longer deemed to be significant with respect to their mineral potential are written off when that determination is made.  At December 31, 2002, the Company’s mineral properties are comprised of properties located in Canada.  Expenditures incurred on mineral properties in 2002 are as follows:

COMMANDER RESOURCES LTD.

(formerly Major General Resources Ltd.)

Form 51-901F Schedule B

December 31, 2002

	Sarah Lake	Green Bay	Despinassy	Misty Lake	Victoria Island	Other Properties	Total
Balance, December 31, 2001	$1,060,307	$2,512,574	$426,600	$516,377	$834,577	$2,981,891	$8,332,326

Additions during year
Acquisition costs	-	-	-	-	-	8,809	8,809

Exploration costs
Administration	-	163	-	-	-	-	163
Licenses and fees	-	25	-	-	2,930	10,207	13,162
Geology	15,784	39,156	1,907	2,004	36,466	23,517	118,834
Geophysics	-	35,270	-	800	1,510	125	37,705
Line cutting	-	10,197	-	-	-	-	10,197
Drilling	46,606	211,462	-	-	-	1,500	259,568
	62,390	296,273	1,907	2,804	40,906	35,349	439,629
Less:
Recoveries	-	(100,000)	-	-	(7,446)	(9,320)	(116,766)

Total additions during year, net	62,390	196,273	1,907	2,804	33,460	34,838	331,672
Reorganization (Note 1)	-	-	-	(519,181)	(868,037)	(97,622)	(1,484,840)
Mineral properties written down	-	(11,678)	(328,507)	-	-	(116,113)	(456,298)
Balance, December 31, 2002	$1,122,697	$2,697,169	$100,000	$ -	$ -	$2,802,994	$6,722,860

(c)

Description of Activities on Mineral Properties

During the year, the Company continued to search for and evaluate mineral exploration opportunities. The following is a summary of the Company’s major properties.

SARAH LAKE (Nickel, Labrador)

On September 7, 2001, the Company/Donner Minerals Joint Venture (48%/52% respectively) granted Falconbridge Limited (“Falconbridge”) an option to earn a 50% interest in the 35.5 square kilometre Sarah Lake property.  To earn in, Falconbridge must spend $4,000,000 over five years.  Falconbridge, as the exploration manager, conducted detailed geophysical surveys over parts of Sarah Lake as well as its adjacent property interests in the area.

The surveys outlined several moderate conductors which were not designated as drill targets by Falconbridge.  Elsewhere in the area Falconbridge drilled five core holes which encountered a number of narrow nickel sulphide intersections with significant nickel values which formed support for a 2003 work program by Falconbridge.  Several deep penetrating types of geophysical surveys are planned for 2003 at Sarah Lake which will be drill tested if they meet Falconbridge’s size requirements.  To the end of 2002, Falconbridge expended $98,500 on the Sarah Lake project.

GREEN BAY (Gold and Base Metals, Newfoundland)

At Green Bay, Newfoundland, Hudson Bay Exploration & Development completed a large drill program for volcanogenic copper-zinc rich massive sulphides.  Although significant base metal zones were encountered, Hudson Bay Exploration & Development’s parent, Anglo American PLC, discontinued worldwide exploration for VMS deposits.  The Company received a notice of termination together with the required property reports.  Initial review of reports, drilling and geophysics indicates the presence of a number of untested targets.

COMMANDER RESOURCES LTD.

(formerly Major General Resources Ltd.)

Form 51-901F Schedule B

December 31, 2002

(c)

Description of Activities on Mineral Properties (continued)

During the fall of 2002, a 3,500 metre diamond drill program was undertaken by the Company to test for extensions of the Orion deposit as well as drill several base metal targets. Five holes and one deep hole extension totaling 1,900 metres were drilled to test for VMS base metal mineralization.  Although strong sulphide zones were encountered in altered felsic volcanics with accompanying base metal mineralization, no ore grade intercepts were encountered.

Four holes totaling 1,600 metres were drilled to test the Orion deposit; two at depth and two to test an interpreted fault offset to the east. The fault offset holes encountered the Orion Gold zone with a 0.6 metre intercept grading 5.09 gm/T gold.  Further drilling is required in this direction.  At depth, several narrow gold zones were encountered, the best being 12.5 g/T Au over 0.3 metres, 4.86 gm/T Au over 1.1 metres and 9.07 gm/T Au over 0.35 metres.

Orion is situated two kilometres along strike from the operating Hammerdown gold mine which was sold by the Company to Richmont Mines Inc.  To date, Orion has been drilled to a depth of 300 metres.  In 1998 a geological resource containing 270,000 tonnes grading 7.0 g/T Au in two zones was calculated based on 27 drill holes spaced at fifty metres.

DESPINASSY (Gold, Quebec)

The potential for additional work on this gold property located near Val d’Or is under review.  Cameco Gold Inc., the operator and 70% joint venture partner, has decided against additional work and is currently offering its interest for sale.  The Company has a 30% joint venture interest in the project.  The Company must contribute its pro-rata portion of future exploration and development costs incurred on the property in order to maintain its interest.  During 2002, the Company wrote down the carrying value of the property by $328,507 to reflect management’s estimate of the property’s recoverable value.

(d)

Investor Relations

During the year ended December 31, 2002, the Company incurred a total of $115,475 on investor relations and promotion expense, a detailed break-down is provided below.  The large increase in investor relation expense over fiscal 2001 is due to the Company’s restructuring.  During the year, the Company informed and promoted the benefits of the reorganization and Arrangement with Diamonds North at several conference and trade shows.  To assist management, the Company employed the services of Toressan Communications.  Other investor relation expenses include the distribution of news and materials to shareholders.

Consulting	$31,000
Conferences, trade shows and travel	30,484
Media	18,825
Administration	15,001
Promotion	20,165
$115,475

3.

Financings

In February 2002, the Company completed a private placement of 1,600,000 (pre-consolidation) units at $0.10 per unit for gross proceeds of $160,000.  A finder’s fee of 100,000 (pre-consolidation) units was also paid in connection with the private placement.  Each unit consists of one common share and

COMMANDER RESOURCES LTD.

(formerly Major General Resources Ltd.)

Form 51-901F Schedule B

December 31, 2002

3.

Financings (continued)

one share purchase warrant exercisable to acquire one additional common share at a pre-consolidation price of $0.10 per share to February 14, 2003.

In February 2002, the Company completed a private placement of 6,666,667 (pre-consolidation) units at $0.15 per unit for gross proceeds of $1,000,000.  A finder’s fee of 500,000 (pre-consolidation) units was also paid in connection with the private placement.  Each unit consists of one common share and one share purchase warrant exercisable to acquire one additional common share at pre-consolidation prices of $0.183 per share to February 28, 2003 or at a price of $0.216 to February 28, 2004.

4.

Liquidity and Solvency

At December 31, 2002, the Company had $2,123,911 (2001 - $1,298,069) in working capital which is sufficient to achieve the Company’s planned business objectives for fiscal 2003.  The $825,842 improvement in working capital over fiscal 2001 is largely due to the $628,805 increase in marketable securities.  At December 31, 2002, the Company’s increase in the marketable securities carrying value of $669,692 (2001 - $40,887) is due to the 1,280,000 commons shares held in Diamonds North. The quoted market value of marketable securities at December 31, 2002 is $1,162,882 (2001 - $56,886).

The Company’s primary business activity is resource exploration and it currently does not generate sufficient revenue to cover operations.  In the future, additional financing may be required, if the Company decides to expand it’s currently planned 2003 property acquisition, exploration and/or development programs.

5.

Subsequent Events to the year ended December 31, 2002:

(a)

On January 24, 2003, the Company granted to directors, employees and consultants stock options to acquire up to 966,340 stock options expiring on January 23, 2008 with an exercise price of $0.20 per share.

(b)

On March 31, 2003, the Company received 130,000 common shares and 65,000 warrants of Diamonds North in payment of $65,000 of the principal portion of the note receivable.  The Company exercised the warrants and acquired an additional 65,000 shares of Diamonds North at $0.60 per share increasing its common share holdings of Diamonds North to 1,475,000 shares.

(c)

 Subsequent to December 31, 2002, 399,999 of the 566,666 warrants expiring on February 14, 2003 with an exercise price of $0.23 were exercised for proceeds of $92,000.  The remaining 166,667 warrants expired unexercised.

On behalf of the Board of Directors,

“WILLIAM J. COULTER”

William J. Coulter

President and Director

April 17, 2003

CORPORATE INFORMATION

HEAD OFFICE

Commander Resources Ltd.

(formerly Major General Resources Ltd.)

Suite 1550, 409 Granville Street

Vancouver, British Columbia

Canada V6C 1T2

TEL: (604) 685-5254

TOLL FREE: 1-800-667-7866

FAX: (604) 685-2814

Internet Website: www.commanderresources.com

Email:  info@commanderresources.com

OFFICERS & DIRECTORS

William J. Coulter, B.A.Sc.

President and Director

Bernard H. Kahlert, P.Eng.

Vice President Exploration and Director

Albert F. Reeve, P.Eng.

Director

Jonathan A. Rubenstein, LL.B.

Director

Victor A. Tanaka, P.Geo.

Director

Janice Davies

Corporate Secretary

Maynard E. Brown, LL.B.

Assistant Corporate Secretary

LISTINGS

TSX Venture Exchange: CMD

U.S. 12g Exemption: #82-2996

CAPITALIZATION

(as at December 31, 2002)

Shares Authorized: 100,000,000

Shares Issued:  17,328,831

REGISTRAR & TRUST AGENT

CIBC Mellon Trust Company

Suite 1600, The Oceanic Plaza

1066 West Hastings Street

Vancouver, British Columbia

V6C 3X1

AUDITOR

G. Ross McDonald, C.A.

Suite 1402, 543 Granville Street

Vancouver, British Columbia
V6C 1X8

LEGAL COUNSEL

Brown McCue

1650 - 999 West Hastings Street

Vancouver, British Columbia

V6C 2W2

BC FORM 51-901F

Quarterly and Year End Report

Incorporated as part of:	X	Schedule A

Schedules B & C

ISSUER DETAILS:

For Quarter Ended:		March 31, 2003
Date of Report:		May 26, 2003

Name of Issuer:		COMMANDER RESOURCES LTD.
Issuer’s Address:		1550 – 409 Granville Street
Vancouver, B.C. V6C 1T2
Issuer’s Fax Number:		(604) 685-2814
Issuer’s Phone Number:		(604) 685-5254

Contact Person:		WILLIAM J. COULTER
Contact Position:		PRESIDENT
Contact Telephone Number:		(604) 685-5254
Contact E-mail:		info@commanderresources.com
Web Site Address:		www.commanderresources.com

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Quarterly Report will be provided to any shareholder who requests it.  Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

WILLIAM J. COULTER	“William J. Coulter”	03/05/26
Name of Director	Signed (typed)	Date Signed (YY/MM/DD)

VICTOR A. TANAKA	“Victor A. Tanaka”	03/05/26
Name of Director	Signed (typed)	Date Signed (YY/MM/DD)

COMMANDER RESOURCES LTD.

FINANCIAL STATEMENTS

For The Three Months Ended

March 31, 2003

(Unaudited – Prepared by Management)

COMMANDER RESOURCES LTD.

Balance Sheets

	March 31, 2003 (Unaudited)	December 31, 2002

ASSETS

Current assets
Cash and cash equivalents	$1,174,219	$1,343,690
Marketable securities (Note 3)	769,470	669,692
Accounts receivable	112,159	255,978
Due from related parties	183,875	153,275
Note receivable (Note 4)	121,978	-
Prepaid expenses	6,209	4,978
	2,367,910	2,427,613

Note receivable (Note 4)	-	183,920
Mineral properties (Note 5)	6,770,602	6,722,860
Property, plant and equipment (Note 6)	11,001	11,974
	$9,149,513	$9,346,367

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$52,198	$303,702

Future income taxes	781,402	781,402
	833,600	1,085,104

SHAREHOLDERS’ EQUITY

Share capital (Note 7)	17,700,657	17,608,657
Contributed surplus	1,676	-
Stock-based compensation (Note 7 (e))	-	1,676

Deficit	(9,386,420)	(9,349,070)

	8,315,913	8,261,263
	$9,149,513	$9,346,367

Commitments (Note 9)

Approved by the Directors:	“William J. Coulter”	“Victor A. Tanaka”
	William J. Coulter	Victor A. Tanaka

COMMANDER RESOURCES LTD.

Statements of Operations and Deficit
(Unaudited – Prepared by Management)

	Three Months Ended
	March 31, 2003	March 31, 2002

Revenue
Production interest	$76,565	$-

General and administrative expenses
Salaries and benefits	50,477	53,796
Investor relations and promotion	17,274	76,492
Office and miscellaneous	17,239	21,976
Rent	11,988	15,027
Audit and accounting	11,543	20,760
Consultants	6,969	9,809
Transfer agent	3,640	5,081
Regulatory fees	2,185	8,771
Telephone	1,193	1,309
Amortization	973	908
Annual report and meeting	926	20,020
Legal	571	32,402
	124,978	266,351

Loss before the undernoted	(48,413)	(266,351)
Investment income	11,319	14,852
Property investigation	(3,110)	(32,893)
Stock-based compensation	-	(674)
Gain on sale of marketable securities	2,854	-
Loss for the period	(37,350)	(285,066)

Deficit, beginning of period	(9,349,070)	(9,305,046)

Deficit, end of period	$(9,386,420)	$(9,590,112)

Basic and diluted loss per share	$(0.002)	$(0.018)

Weighted average number of shares outstanding (Note 7(c), 1 for 3 share consolidation)	17,537,349	15,952,720

COMMANDER RESOURCES LTD.

Statements of Cash Flows
(Unaudited – Prepared by Management)

	Three Months Ended
	March 31, 2003	March 31, 2002

Cash provided from (used for):

Operating activities
Loss for the period	$(37,350)	$(285,066)
Items not involving cash:
Amortization	973	908
Gain on sale of marketable securities	(2,854)	-
Stock-based compensation	-	674
	(39,231)	(283,484)
Net change in non-cash working capital items:
Accounts receivable	143,819	29,510
Due from related parties	(30,600)	(19,084)
Note receivable	(3,058)	-
Prepaid expenses	(1,231)	939
Accounts payable and accrued liabilities	1,610	13,285
	71,309	(258,834)

Investing activities
Purchase of marketable securities	(39,000)	-
Proceeds from the sale of marketable securities	7,076	-
Mineral property acquisition and exploration costs	(47,742)	(66,940)
Accounts payable and accrued liabilities related to mineral properties	(253,114)	1,233
Purchase of capital assets	-	(2,702)
	332,780)	(68,409)

Financing activity
Shares issued for cash, net of issue cost	92,000	1,226,670

Increase (decrease) in cash and cash equivalents	(169,471)	899,427

Cash and cash equivalents, beginning of period	1,343,690	1,197,964

Cash and cash equivalents, end of period	$1,174,219	$2,097,391

Supplemental Cash Flow Information (Note 11)

COMMANDER RESOURCES LTD.

(Formerly Major General Resources Ltd.)

Notes to Financial Statements

March 31, 2003

(Unaudited)

1.

Nature of Operations

The Company is in the process of actively exploring and developing its mineral properties and has not yet determined whether these properties contain ore resources which are economically recoverable.  The Company is considered to be in the exploration stage.

The recoverability of amounts shown for mineral property interests is dependent upon one or more of the following:

- the discovery of economically recoverable reserves,

- the ability of the Company to obtain financing to complete development, and

- future profitable production from the properties or proceeds from disposition.

2.

Significant Accounting Policies

(a)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results may differ from those estimates.

(b)

Basis of presentation

The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada with respect to the preparation of interim financials statements.  Accordingly, they do not include all of the information and disclosure required by Canadian GAAP in the preparation of annual financial statements.  The accounting policies used in the preparation of the accompanying unaudited interim financial statements are the same as those described in the annual financial statements and the notes thereto for the year ended December 31, 2002.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.  The interim financial statements should be read in conjunction with the Company’s financial statements including the notes thereto for the year ended December 31, 2002.

(c)

Certain comparative figures

Certain comparative figures have been reclassified to conform to the current period’s presentation.

COMMANDER RESOURCES LTD.

(Formerly Major General Resources Ltd.)

Notes to Financial Statements

March 31, 2003

(Unaudited)

3.

Marketable Securities

Marketable securities are carried at the lower of cost or quoted market value.  When market value is below cost, any unrealized loss is charged to income.

The quoted market value of marketable securities at March 31, 2003 is $1,176,893.

Included in marketable securities, are 167,647 common shares of Fjordland Exploration Inc., a company related by virtue of a common director.

The Company also holds 1,475,000 common shares of Diamonds North Resources Ltd. (“DNR”), a company related by virtue of a common director and in which the Company has a 9.8% interest.  Of these shares, a total of 835,000 shares are held in escrow and are to be released in instalments of 320,000 shares each commencing on January 8, 2003 to January 8, 2004 (Note 4).  The Company has granted the president of DNR an option to purchase 70,000 shares of DNR at a price of $0.30 per share for a two year period which expires on March 18, 2004.

4.

Note Receivable

On March 1, 2002, the Company advanced to DNR a loan in the amount of $300,000 for working capital purposes.  The loan bears interest at the rate of 6% per annum.  The loan plus accrued interest is payable in cash on or before March 1, 2004.  At any time prior to repayment, the loan balance may be convertible, at the sole discretion and option of the Company, into securities of DNR as follows:

i)

prior to July 15, 2003, the loan balance or any portion thereof may be converted into units of securities at a conversion price of $0.50 per unit, with each unit consisting of one common share and one-half of one share purchase warrant, with each whole share purchase warrant entitling the Company to purchase one additional common share at a price of $0.60 up to July 14, 2003, whereupon the share purchase warrants will expire; and

ii)

on or after July 15, 2003, the loan balance or any portion thereof may be converted into common shares only at a conversion price of $0.50 per share.

During the three months ended March 31, 2003, the Company received an aggregate of 130,000 common shares and 65,000 warrants of DNR pursuant to the conversion of $65,000 of the principal portion of the loan.  The Company exercised the warrants to acquire an additional 65,000 common shares of DNR at a price of $0.60 per share.

At March 31, 2003 a balance of $121,978, consisting of the remaining principal balance of $105,000 plus accrued interest of $16,978, is owed by DNR.

COMMANDER RESOURCES LTD.

(Formerly Major General Resources Ltd.)

Notes to Financial Statements

March 31, 2003

(Unaudited)

5.

Mineral Properties

At March 31, 2003, the Company's mineral properties are comprised of properties located in Canada.  Expenditures incurred on mineral properties are as follows:

	Sarah Lake	Green Bay	Despinassy	Adlatok 1	Sally	Other Properties	Total
Balance, December 31, 2002	$1,122,697	$2,697,169	$100,000	$ 35,835	$ 25,116	$2,742,043	$6,722,860

Additions during the period:
Exploration costs
Administration	-	84	-		-	-	84
Engineering	-	3,650	-	-	-	-	3,650
Licenses and fees	-	395	-	-	-	1,398	1,793
Geology	3,378	22,732	2,087	1,212	1,226	10,630	41,265
Geophysics	750	-	-	-	-	-	750
Drilling	-	-	-	-	-	200	200
	4,128	26,861	2,087	1,212	1,226	12,228	47,742

Balance, March 31, 2003	$1,126,825	$2,724,030	$102,087	$ 37,047	$ 26,342	$2,754,271	$6,770,602

(a)

Sarah Lake Joint Venture, Labrador

The Company has a 48% interest in the Sarah Lake Joint Venture, which was formed in 1998.  The joint venture granted an option in 2001, which requires exploration expenditures of $4,000,000 by the optionee to earn a 50% joint venture interest.

(b)

Green Bay, Newfoundland

The Company holds a 100% interest in the Green Bay property.

(c)

Despinassy Gold, Quebec

The Company has a 30% interest in the Despinassy Gold joint venture, which was formed in 1999.  The Company must contribute its pro-rata portion of future exploration and development costs incurred on the property in order to maintain its interest.  During 2002, the Company wrote down the carrying value of the property by $328,507 to reflect management’s estimate of the property’s recoverable value.

(d)

Adlatok 1, Labrador

The Company has a 52% interest in the Adlatok 1 property located in Labrador.

(e)

Sally, Labrador

The Company has a 100% interest in the Sally property located in Labrador.

COMMANDER RESOURCES LTD.

(Formerly Major General Resources Ltd.)

Notes to Financial Statements

March 31, 2003

(Unaudited)

5.

Mineral Properties (continued)

(f)

Other Properties

The Company owns several other properties in which it holds interests ranging from 50% to 100%.  All the properties are located in Canada.  The Company has granted options on some of these properties.

The carrying values of those properties included under Other Properties at March 31, 2003 are as follows:

March 31, 2003

British Columbia
Abe & Pal	$ 21,542
Tam	59,914

New Brunswick
Nepisiguit	1,274,773

Labrador
Satelite	258,728

Ontario
Bamaji	33,355
Dorothy	24,218
Matheson	14,185
McVean	8,474
Sabin	74,424

Yukon
Olympic, Rob	984,395
Rein	263

$ 2,754,271

6.

Property, Plant and Equipment

March 31,
2003
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and fixtures	$ 45,778	$ 44,680	$ 1,098
Computer equipment	86,450	76,547	9,903

	$ 132,228	$ 121,227	$ 11,001

COMMANDER RESOURCES LTD.

(Formerly Major General Resources Ltd.)

Notes to Financial Statements

March 31, 2003

(Unaudited)

7.

Share Capital

(a)

Authorized:

100,000,000 common shares without par value.

(b)

Issued and outstanding common shares

	Number of Shares	Amount
Balance, December 31, 2002	17,328,831	$17,608,657

Issued for cash:
Warrants	399,999	92,000

Balance, March 31, 2003	17,728,830	$17,700,657

(c)

Consolidation

On May 3, 2002, pursuant to an Arrangement Agreement entered into on March 4, 2002, the Company consolidated its share capital on a one for three basis and changed its name from Major General Resources Ltd. (“Major”) to Commander Resources Ltd. (“Commander”).  All shareholders of record received one share of Commander for every three shares of Major.  In addition, shareholders of record received one share of DNR for every three and one-half shares of Commander shares held.

(d)

Stock Options

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant.  Under the Company’s Stock Option Plan, the Company may grant options for up to 2,766,667 common shares.  Vesting of options is made at the discretion of the board of directors at the time the options are granted.  At March 31, 2003, the Company had stock options outstanding for the purchase of 2,031,665 common shares, of which 1,994,165 are exercisable at March 31, 2003.

	Shares	Weighted Average Exercise Price

Outstanding at December 31, 2002	1,095,325	$0.23

Granted	966,340	$0.20
Expired	(30,000)	$0.23

Outstanding at March 31, 2003	2,031,665	$0.21

COMMANDER RESOURCES LTD.

(Formerly Major General Resources Ltd.)

Notes to Financial Statements

March 31, 2003

(Unaudited)

7.

Share Capital (continued)

(d)

Stock Options (continued)

The following summarizes information about stock options outstanding at March 31, 2003:

Number of Shares		Weighted Average Exercise Price	Expiry Date

379,998		$0.23	July 26, 2003
8,333		$0.23	December 9, 2003
269,330		$0.23	December 14, 2004
324,331		$0.23	September 11, 2006
33,333		$0.23	January 10, 2007
50,000	*	$0.17	December 19, 2007
966,340		$0.20	January 23, 2008

2,031,665		$0.21

* these options vest over a period commencing on January 15, 2003 to July 15, 2003

(e)

Stock-Based Compensation

During the three months ended March 31, 2003, the Company granted stock options to employees to acquire up to an aggregate of 966,340 common shares at an exercise price of $0.20 per share.

Pursuant to the CICA standard of accounting for stock-based compensation, the fair value of the stock options granted to non-employees, would have been recorded as an expense in the period.  Compensation expense on the stock options granted to employees using the fair value based method is disclosed as pro-forma information.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions at March 31, 2003:

Risk-free interest rate	3.27%
Expected dividend yield	-
Expected stock price volatility	87.34%
Expected option life in years	3.40

COMMANDER RESOURCES LTD.

(Formerly Major General Resources Ltd.)

Notes to Financial Statements

March 31, 2003

(Unaudited)

7.

Share Capital (continued)

(e)

Stock-Based Compensation (continued)

The pro-forma effect on loss and loss per share for the period ended March 31, 2003 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair-value based method is as follows:

	March 31, 2003	March 31, 2002

Loss for the period
Reported	$(37,350)	$(285,066)
Stock-based compensation expense	(113,911)	(6,725)
Pro-forma	$(141,971)	$(291,791)

Basic and diluted loss per share
Reported	$(0.002)	$(0.018)
Pro-forma	$(0.002)	$(0.018)

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

(g)

Warrants

At March 31, 2003 the Company has outstanding warrants to purchase an aggregate 2,388,888 common shares as follows:

Exercise Price	Expiry Date	Outstanding at December 31, 2002	Issued	Exercised	Expired	Outstanding at March 31, 2003

$0.23	February 14, 2003	566,666	-	(399,999)	(166,667)	-

$0.505	February 28, 2004	2,388,888	-	-	-	2,388,888
		2,955,554	-	(399,999)	(166,667)	2,388,888

8.

Related Party Transactions

In addition to the marketable securities disclosed in Note 3 and the note receivable disclosed in Note 4, the Company has the following related party transactions and balances:

(a)

The Company shares certain administrative costs with three other companies related by virtue of common directors.  Included in due from related parties is an aggregate of $21,443 owed by these companies for shared administrative costs.  Also included in due from related parties is an amount of $162,432 owed by DNR for costs paid by the Company on behalf of DNR.

(b)

Included in accounts payable and accrued liabilities is $6,969 owed to DNR for costs paid by DNR on behalf of the Company.

COMMANDER RESOURCES LTD.

(Formerly Major General Resources Ltd.)

Notes to Financial Statements

March 31, 2003

(Unaudited)

9.

Commitments

(a)

The Company entered into a lease agreement commencing on March 1, 2002 for a two year period expiring on February 29, 2004.  The Company’s share of rental costs remaining on the lease is approximately $26,600.

(b)

The Company has guaranteed the salary of the president of DNR for the initial two year term of his employment.  At March 31, 2003, the remaining amount of the guarantee is $144,000.

10.

Segmented Information

The Company has one operating segment, mineral exploration, and all assets of the Company are located in Canada.

Revenues for the period are derived from a production interest, which was earned in Canada.

11.

Supplemental Cash Flow Information

	March 31, 2003	March 31, 2002
Significant non-cash operating, investing and financing activities:

Investing activities:
Loan payment received in marketable securities	$65,000	$-

Other cash flow information:
Interest received	$617	$14,852

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Commander Resources Ltd.

(Registrant)

Date: June 26, 2003

/s/ William J. Coulter

By:___________________________

William J. Coulter, President